UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Northwest Biotherapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

66737P 10 5

(Cusip Number)
Linda F. Powers
Managing Director
7600 Wisconsin Ave, 7th Floor
Bethesda, MD 20814
Tel: (240) 497-4060

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 22, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continue on following pages(s))

CUSIP No. 66737P 10 5

1.	Name of Reporting Person: Toucan Capital Fund II, L.P.		I.R.S. Identification Nos. of above persons (entities only): 52-2333790

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 183,389,726 (1)

		8.	Shared Voting Power: 597,418 (2)

		9.	Sole Dispositive Power: 183,389,726 (1)

		10.	Shared Dispositive Power:

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 183,987,144

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 90.6% (3)

14.	Type of Reporting Person (See Instructions): PN

(1)	Consists of (a) 92,389,726 shares of Common Stock, par value $.001 (“Common Stock”) issuable as of October 22, 2004 upon conversion of principal and interest due under six 10% Convertible, Secured Promissory Notes in the aggregate principal amount of $3,600,000 and (b) 91,000,000 shares of Common Stock currently issuable upon exercise of four warrants.

(2)	Consists of 597,418 shares of Common Stock owned by unaffiliated third parties with respect to which Toucan Capital Fund II, L.P. has a limited proxy.

(3)	Calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended.

SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 66737P 10 5

1.	Name of Reporting Person: Toucan General II, LLC		I.R.S. Identification Nos. of above persons (entities only): 52-2336939

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 183,389,726 (1)

		8.	Shared Voting Power: 597,418 (2)

		9.	Sole Dispositive Power: 183,389,726 (1)

		10.	Shared Dispositive Power:

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 183,987,144

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 90.6% (3)

14.	Type of Reporting Person (See Instructions): OO

(1)	Consists of (a) 92,389,726 shares of Common Stock issuable as of October 22, 2004 upon conversion of principal and interest due under six 10% Convertible, Secured Promissory Notes in the aggregate principal amount of $3,600,000 and (b) 91,000,000 shares of Common Stock currently issuable upon exercise of four warrants.

(2)	Consists of 597,418 shares of Common Stock owned by unaffiliated third parties with respect to which Toucan Capital Fund II, L.P. has a limited proxy.

(3)	Calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended.

SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 66737P 10 5

1.	Name of Reporting Person: Toucan Management, LLC		I.R.S. Identification Nos. of above persons (entities only): 52-2336938

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 183,389,726 (1)

		8.	Shared Voting Power: 597,418 (2)

		9.	Sole Dispositive Power: 183,389,726 (1)

		10.	Shared Dispositive Power:

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 183,987,144

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 90.6% (3)

14.	Type of Reporting Person (See Instructions): OO

(1)	Consists of (a) 92,389,726 shares of Common Stock issuable as of October 22, 2004 upon conversion of principal and interest due under six 10% Convertible, Secured Promissory Notes in the aggregate principal amount of $3,600,000 and (b) 91,000,000 shares of Common Stock currently issuable upon exercise of four warrants.

(2)	Consists of 597,418 shares of Common Stock owned by unaffiliated third parties with respect to which Toucan Capital Fund II, L.P. has a limited proxy.

(3)	Calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended.

SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 66737P 10 5

1.	Name of Reporting Person: Linda Powers		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization:

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power:

		8.	Shared Voting Power: 183,987,144 (1)

		9.	Sole Dispositive Power:

		10.	Shared Dispositive Power: 183,389,726 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 183,987,144

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 90.6% (3)

14.	Type of Reporting Person (See Instructions): IN

(1)	Consists of (a) 92,389,726 shares of Common Stock issuable as of October 22, 2004 upon conversion of principal and interest due under six 10% Convertible, Secured Promissory Notes in the aggregate principal amount of $3,600,000, (b) 91,000,000 shares of Common Stock currently issuable upon exercise of four warrants and (c) 597,418 shares of Common Stock owned by unaffiliated third parties with respect to which Toucan Capital Fund II, L.P. has a limited proxy.

(2)	Consists (a) 92,389,726 shares of Common Stock issuable of October 22, 2004 upon conversion of principal and interest due under six 10% Convertible, Secured Promissory Notes in the aggregate principal amount of $3,600,000, and (b) 91,000,000 shares of Common Stock currently issuable upon exercise of four warrants.

(3)	Calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended.

SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 66737P 10 5

1.	Name of Reporting Person: Robert Hemphill, Jr.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization:

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power:

		8.	Shared Voting Power: 183,987,144 (1)

		9.	Sole Dispositive Power:

		10.	Shared Dispositive Power: 183,389,726 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 183,987,144

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 90.6 (3)%

14.	Type of Reporting Person (See Instructions): IN

(1)	Consists of (a) 92,389,726 shares of Common Stock issuable as of October 22, 2004 upon conversion of principal and interest due under six 10% Convertible, Secured Promissory Notes in the aggregate principal amount of $3,600,000, (b) 91,000,000 shares of Common Stock currently issuable upon exercise of four warrants and (c) 597,418 shares of Common Stock owned by unaffiliated third parties with respect to which Toucan Capital Fund II, L.P. has a limited proxy.

(2)	Consists of (a) 92,389,726 shares of Common Stock issuable as of October 22, 2004 upon conversion of principal and interest due under six 10% Convertible, Secured Promissory Notes in the aggregate principal amount of $3,600,000, and (b) 91,000,000 shares of Common Stock currently issuable upon exercise of four warrants.

(3)	Calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended.

SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 66737P 10 5

1.	Name of Reporting Person: Bruce Robertson, Ph.D.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization:

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power:

		8.	Shared Voting Power: 183,987,144 (1)

		9.	Sole Dispositive Power:

		10.	Shared Dispositive Power: 183,389,726 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 183,987,144

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 90.6 (3)%

14.	Type of Reporting Person (See Instructions): IN

(1)	Consists of (a) 92,389,726 shares of Common Stock issuable as of October 22, 2004 upon conversion of principal and interest due under six 10% Convertible, Secured Promissory Notes in the aggregate principal amount of $3,600,000, (b) 91,000,000 shares of Common Stock currently issuable upon exercise of four warrants and (c) 597,418 shares of Common Stock owned by unaffiliate third parties with respect to which Toucan Capital Fund II, L.P. has a limited proxy.

(2)	Consists of (a) 92,389,726 shares of Common Stock issuable as of October 22, 2004 upon conversion of principal and interest due under six 10% Convertible, Secured Promissory Notes in the aggregate principal amount of $3,600,000, and (b) 91,000,000 shares of Common Stock currently issuable upon exercise of four warrants.

(3)	Calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended.

SEE INSTRUCTION BEFORE FILLING OUT!

Item 1. Security and Issuer.

     This Amendment No. 4 to Statement on Schedule 13D (this “Schedule”) relates to the Common Stock, par value $0.001 per share (the “Common Stock”), of Northwest Biotherapeutics, Inc., a Delaware corporation (the “Company”). The principal executive offices of the Company are located at 21720 23rd Drive S.E., Suite 100, Bothell, Washington, 98021. This Schedule amends and restates, in their entirety, Items 1 through 7 of the Schedule 13D filed by the Filing Persons (as defined below) on May 6, 2004 as amended and restated by Amendment No. 3 to Schedule 13D filed by the Filing Persons on August 10, 2004 (as so amended and restated, the “Restated Schedule 13D”). Unless otherwise indicated, all capitalized terms used herein but not defined shall have the same meaning as set forth in the Restated Schedule 13D.

Item 2. Identity and Background.

     This Schedule is filed by (i) Toucan Capital Fund II, LP, a Delaware limited partnership (“Toucan Capital”); (ii) Toucan General II, LLC, a Delaware limited liability company (“Toucan General”), which is the general partner of Toucan Capital; (iii) Toucan Management, LLC, a Delaware limited liability company (“Toucan Management”), which provides managerial services on behalf of Toucan General pursuant to a management agreement; (iv) Linda F. Powers, an individual and United States citizen who serves as a managing director of Toucan Capital, a managing member of Toucan General and a managing member of Toucan Management and as a member of the investment committee of Toucan Capital; (v) Robert F. Hemphill, Jr., an individual and United States citizen who serves as a managing director of Toucan Capital, a managing member of Toucan General and a managing member of Toucan Management and as a member of the investment committee of Toucan Capital; and (vi) Bruce C. Robertson, Ph.D., an individual and United States citizen who serves as a managing director of Toucan Capital, a managing member of Toucan General, and a managing member of Toucan Management, and as a member of the investment committee of Toucan Capital. The principal place of business of Toucan Capital, Toucan General, Toucan Management, Ms. Powers, Mr. Hemphill, and Mr. Robertson (collectively, the “Filing Persons”) is 7600 Wisconsin Avenue, 7th Floor, Bethesda, MD, 20814.

     The principal business of Toucan Capital consists of making investments, focused primarily on life science investments. Toucan Capital invests at seed and early (pre-clinical) stages, as well as later (clinical) stages. Toucan Capital’s primary areas of investment currently include immunotherapies, biologics and protein therapeutics, cell therapies and tissue engineering, RNA therapeutics, and medical devices. Toucan General is the general partner of Toucan Capital, and in such capacity, may be deemed to have sole voting and dispositive power over all of the Common Stock held by Toucan Capital. Toucan Management manages Toucan General pursuant to a management agreement between those entities, pursuant to which Toucan Management may also be deemed to have sole voting and dispositive power over all of the Common Stock held by Toucan Capital. Ms. Powers and Mssrs. Hemphill and Robertson are managing members of Toucan Management, and serve on the investment committee of Toucan Capital. In such capacities, Ms. Powers and Mssrs. Hemphill and Robertson exercise shared voting and dispositive power over all of the Common Stock held by Toucan Capital.

     During the past five years, none of the entities and persons listed above has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

     The securities described in this Schedule were acquired by Toucan Capital with funds received from its partners entrusted to Toucan Capital for investment purposes. The total amount of funds invested by Toucan Capital in the transactions described herein was $3,600,000.

Item 4. Purpose of Transaction.

Overview

     Toucan Capital acquired beneficial ownership of the securities for the purpose of effecting a recapitalization of the Company. On April 26, 2004 (the “Effective Date”), the Company entered into a Recapitalization Agreement (the “Initial Recapitalization Agreement”) and a Binding Convertible Preferred Stock Term Sheet (the “Initial Term Sheet”) with Toucan Capital. Concurrently therewith, Toucan Capital and the Company entered into three convertible secured promissory notes in aggregate principal amount of $600,000 (including the reissuance of two prior notes of $50,000 principal amount each), as more fully described below. On June 11, 2004, Toucan Capital and the Company entered into an additional convertible secured promissory note in principal amount of $500,000. On July 30, 2004, Toucan Capital and the Company entered into an additional convertible secured promissory note in principal amount of $2,000,000, and in connection with the $2,000,000 note, Toucan Capital and the Company entered into an Amended and Restated Recapitalization Amendment (the “Restated Recapitalization Agreement”), which amended and restated the Initial Recapitalization Agreement in its entirety.

     On October 22, 2004, Toucan Capital and the Company entered into an additional convertible secured promissory note in principal amount of $500,000, and in connection with the $500,000 note, Toucan Capital and the Company amended the Restated Recapitalization Agreement and amended and restated the Initial Term Sheet (the “Restated Term Sheet”). The Restated Recapitalization Agreement, as amended, and the Restated Term Sheet contemplate a recapitalization to occur in two stages. The first stage is a bridge funding period which began on February 1, 2004 and extends through November 7, 2004 (which may automatically be extended through December 7, 2004 if Toucan Capital provides further funding, as described in more detail below), unless earlier terminated or extended by the parties (the “Bridge Funding Period”). The second stage consists of a potential equity financing, which is contingent on the Company’s fulfillment of certain conditions specified in the Recapitalization Agreement during the Bridge Funding Period (the “Equity Financing”). The Equity Financing stage, if reached and if completed, will involve the Company’s authorization, issuance and sale of up to $40 million of 10% Cumulative Convertible Preferred Stock (the “Convertible Preferred Stock”) which may be effected in one or more closings over a one-year period. Toucan Capital has provided all amounts funded thus far, and may provide additional funding, during the Bridge Funding Period. Toucan Capital may provide some of the Equity Financing if the Equity Financing occurs.

     The Filing Persons do not consider themselves to be passive investors and, from time to time, hold discussions with management and third parties with respect to potential changes in the Company’s operational strategies and capital structure, including but not limited to the recapitalization described herein. The Filing Persons intend to review on a regular basis their investment in the Company and, to the extent permitted by applicable regulatory requirements, reserve the right to acquire additional securities of the Company (including, but not limited to, acquisitions resulting from conversion of some or all of the Bridge Notes and/or exercise of some or all of the Bridge Warrants) and to sell securities of the Company in open market transactions, privately negotiated transactions or otherwise.

Bridge Notes

     In connection with the Initial Recapitalization Agreement, the first $1,100,000 of bridge funding (the “Initial Bridge Funding”) provided by Toucan Capital was provided through a series of Loan Agreement, Security Agreement and 10% Convertible, Secured Promissory Notes in the forms provided in the Initial Recapitalization Agreement (collectively, the “Initial Bridge Notes”). The Initial Bridge Notes accrued interest at 10% per year, were secured by a first priority security interest in substantially all of the Company’s assets, matured one year after their respective issuance dates and were convertible into capital stock of the Company. Prior to the date of the Initial Recapitalization Agreement, bridge funding in the aggregate principal amount of $100,000 had been provided to the Company by Toucan Capital. On February 2, 2004 and on March 1, 2004, Toucan Capital provided two loans to the Company in the principal amounts of $50,000 each. Pursuant to the Initial Recapitalization Agreement, these notes were cancelled and reissued as two new Initial Bridge Notes, with interest accruing from their respective original issuance dates. Also on the Effective Date, Toucan Capital provided an additional $500,000 in Initial Bridge Funding evidenced by a third Initial Bridge Note. Additionally, on June 11, 2004, Toucan Capital provided further Initial Bridge Funding of $500,000 on substantially the same terms and evidenced by an additional Initial Bridge Note.

     On July 30, 2004, in connection with the execution of the Restated Recapitalization Agreement, Toucan Capital provided further bridge funding of $2,000,000 (the “Subsequent Bridge Funding”) evidenced by a 10% Convertible, Secured Promissory Note (the “Subsequent Bridge Note”) in the form provided in the Restated Recapitalization Agreement. Simultaneously, as a condition to the Restated Recapitalization Agreement, Toucan Capital and the Company agreed to amend and restate the four Initial Bridge Notes (the “Amended and Restated Initial Bridge Notes”) that were issued in connection with the Initial Bridge Funding, each in substantially identical form as the Subsequent Bridge Note. On October 22, 2004, in connection with the amendment of the Restated Recapitalization Agreement, Toucan Capital provided further bridge funding of $500,000 (the “October 22 Bridge Funding and, collectively with the Initial Bridge Funding and the Subsequent Bridge Funding, the “Bridge Funding”) evidenced by a note in substantially identical form as the Subsequent Bridge Note (the “October 22 Bridge Note”). All references to “Bridge Notes” herein include the Subsequent Bridge Notes, the Amended and Restated Initial Bridge Notes and the October 22 Bridge Note.

     In addition to the $500,000 of Bridge Funding provided on October 22, 2004, the amendment to the Restated Recapitalization Agreement contemplates an additional $500,000 of Bridge Funding that Toucan Capital may provide to the Company on or before November 5, 2004 (the “November Bridge Funding”). If provided, the November Bridge Funding would be evidenced by a 10% Convertible, Secured Promissory Note with substantially the same terms as the October Bridge Note. The November Bridge Funding is subject to the satisfaction of a number of closing conditions, including but not limited to, the agreement between the Company and Toucan Capital on the Company’s budget through December 7, 2004. If the November Bridge Funding is provided, the amendment to the Restated Recapitalization Agreement provides that the Bridge Funding Period will automatically be extended through December 7, 2004. The provision of the November Bridge Funding is solely in the discretion of Toucan Capital and Toucan Capital has no obligation to provide any November Bridge Funding.

     Pursuant to the Restated Recapitalization Agreement, as amended, Toucan Capital may, at any time and in its sole discretion, convert any or all of the principal and/or interest due on any or all of the Bridge Notes into any equity or debt security authorized for issuance by the Company (currently only Common Stock). Under the Bridge Notes, the conversion price for a discretionary conversion is the lowest of: (i) the lowest nominal or effective price per share paid by any investor at any time on or after April 26, 2003 (with the exception of certain options held by members of the board of directors outstanding as of the Effective Date, and shares issuable upon the exercise of the Initial Bridge Warrants (as defined herein)); (ii) the lowest nominal or effective price at which any investor is entitled to acquire shares pursuant to any other security, instrument, or promise, undertaking, commitment, agreement or letter of intent of the Company outstanding on or after the Effective Date or granted, issued, extended or otherwise made available by the Company at any time on or after April 26, 2003 (with the exception of certain options held by members of the board of directors outstanding as of the Effective Date and the Initial Bridge Warrants); and (iii) the lesser of $0.10 per share or a 35% discount to the average closing price per share of the Common Stock during any twenty consecutive trading days beginning with the twenty consecutive trading days immediately preceding the Effective Date (with the limitation that the conversion price under this clause (iii) will be no less than $0.04 per share). If the currently outstanding Bridge Notes had been converted into Common Stock on the date of filing this Schedule, the conversion price would have been $0.04 per share pursuant to the above calculation.

     In addition to the optional conversion described above, the Bridge Notes are automatically convertible into Convertible Preferred Stock upon the closing of a Qualified Preferred Stock Financing (as defined below). The conversion price for such an automatic conversion is the lowest nominal or effective price per share paid by any investor other than Toucan Capital who purchases Convertible Preferred Stock.

Bridge Warrants

     In connection with the Initial Recapitalization Agreement, the Company issued a warrant to purchase 60 shares of capital stock of the Company at a purchase price of $0.01 per share (subject to adjustment as described below) for every $1 in principal amount of Initial Bridge Funding provided (the “Prior Warrant”). Accordingly, on the Effective Date, the Prior Warrant was exercisable for 36,000,000 shares of capital stock of the Company. On June 11, 2004, in connection with the $500,000 in Bridge Funding provided, the Prior Warrant became exercisable for an additional 30,000,000 shares of capital stock of the Company. The Prior Warrant was originally not exercisable until the occurrence of one of the vesting criteria thereof, which included the Company’s raising of $2,000,000 of funding on or after the Effective Date. The Subsequent Bridge Funding, therefore, triggered the exercisability of the Prior Warrant. For clarity, in connection with the Restated Recapitalization Agreement, the Prior Warrant was cancelled and replaced by two separate warrants, one dated April 26, 2004 and exercisable for 36,000,000 shares which corresponds to the portion of the Prior Warrant attributable to the April 26, 2004 closing, and the other dated June 11, 2004 and exercisable for 30,000,000 shares which corresponds to the portion of the Prior Warrant attributable to the June 11, 2004 closing (each, an “Initial Bridge Warrant” and collectively, the “Initial Bridge Warrants”). The Initial Bridge Warrants clarified that they became immediately exercisable upon the closing of the Subsequent Bridge Funding. The Initial Bridge Warrants are exercisable until the date that is seven (7) years after the respective dates thereof (April 26, 2011 and June 11, 2011, respectively). The Initial Bridge Warrants are exercisable for shares of capital stock of the Company at a purchase price of $0.01 per share.

     In connection with the Restated Recapitalization Agreement, the Company issued a third warrant (the “Subsequent Bridge Warrant”) to Toucan Capital to purchase 10 shares of capital stock of the Company for every $1 in principal amount of Subsequent Bridge Funding provided. The Subsequent Bridge Warrant is exercisable at a purchase price per share of the lesser of: (i) $0.10 per share (subject to adjustment as described below) or (ii) a 35% discount to the average closing price per share of the Common Stock during the twenty trading day period prior to the first sale of Convertible Preferred Stock in the Equity Financing (subject to adjustment as described below, and with the limitation that the exercise price of the Subsequent Bridge Warrant will be no less than $0.04 per share pursuant to this clause). Accordingly, the Subsequent Bridge Warrant is exercisable for 20,000,000 shares of capital stock of the Company at the exercise price described in the previous sentence. In connection with the amendment of the Restated Recapitalization Agreement, the Company issued a fourth warrant (the “October 22 Bridge Warrant” and, collectively with the Initial Bridge Warrants and the Subsequent Bridge Warrant, the “Bridge Warrants”) to Toucan Capital to purchase 10 shares of capital stock of the Company for every $1 in principal amount of October 22 Bridge Funding provided. The October 22 Bridge Warrant is therefore exercisable for 5,000,000 shares of capital stock of the Company. The remaining terms of the October 22 Bridge Warrant are substantially identical to the terms of the Subsequent Bridge Warrant. Except as described herein, all other terms of the Initial Bridge Warrants, the Subsequent Bridge Warrant and the October 22 Bridge Warrant are substantially identical. In the event that Toucan Capital elects to provide some or all of the proposed November Bridge Funding, Toucan Capital will also receive a warrant (the “November Bridge Warrant”) to purchase 10 shares of capital stock of the Company for every $1 in principal amount of November Bridge Funding provided. The remaining terms of the November Bridge Warrant, if issued, would be substantially identical to the terms of the October 22 Bridge Warrant.

     In the event that the Company sells at least $15 million of Convertible Preferred Stock to investors other than Toucan Capital on the terms and conditions set forth in the Restated Recapitalization Agreement and the Term Sheet (a “Qualified Preferred Stock Financing”), the Bridge Warrants will be exercisable only for shares of Convertible Preferred Stock. Unless and until the Company completes a Qualified Preferred Stock Financing, the Bridge Warrants will be exercisable for any debt or equity security authorized for issuance by the Company (which currently consists only of Common Stock). The number of shares issuable pursuant to the Bridge Warrants and the exercise prices thereof are subject to adjustment in the event of stock splits, stock dividends, and the like. The exercise price is also subject to downward adjustment in the event of certain dilutive issuances in which the Company sells or is deemed to have sold shares below the then applicable exercise price.

     If the Bridge Warrants were exercised for Common Stock on the date of filing this Schedule, the exercise price of the Initial Bridge Warrants would have been $0.01 per share and the exercise prices of the Subsequent Bridge Warrant and the October 22 Bridge Warrant would have been $0.04 per share pursuant to the above calculations.

Right of First Refusal

     The Company has also granted Toucan Capital a right of first refusal to participate in future issuances of equity securities or debt securities by the Company so long as Toucan Capital holds any Bridge Notes or Bridge Warrants. In the event that the Company proposes to authorize or issue any equity security or debt security, Toucan Capital has the right to convert any or all of its Bridge Notes and/or exercise any or all of its Bridge Warrants for such equity securities or debt securities. This right of first refusal shall be limited to the right to solely purchase Convertible Preferred Stock in the event that the Bridge Notes automatically convert into Convertible Preferred Stock pursuant to the automatic conversion provisions described above. Any such conversion of Bridge Notes would be at the conversion price described above, and any such exercise of the Bridge Warrants would be at the exercise price provided in the applicable Bridge Warrant, in each case irrespective of the purchase price proposed to be paid by any other investor for such securities. This right of first refusal applies regardless of whether or not Toucan Capital leads or otherwise participates in any such financing.

Equity Financing

     The Company plans to raise the Equity Financing in the form of a private investment in public entity (“PIPE”) transaction. The Restated Recapitalization Agreement, as amended, and the Restated Term Sheet contemplate an overall issuance of up to $40 million in Convertible Preferred Stock (not including shares issuable upon exercise of warrants), in one or more tranches, over a one year period following the Bridge Funding Period. Warrants (the “Preferred Stock Warrants”) to purchase additional shares of Convertible Preferred Stock will be issued by the Company on the first $7.5 million (or, if the November Bridge Funding is provided, $7 million) of Convertible Preferred Stock purchased for cash with an exercise price equal to the issuance price of the Convertible Preferred Stock. If, however, such a sale cannot be achieved through a PIPE transaction, the Company may effect the Equity Financing in connection with or following deregistration of its Common Stock under Section 12 of the Securities Exchange Act of 1934.

Voting Agreements and Proxies

     Prior to, and as a condition of, the June 11, 2004 closing of the Bridge Funding, Toucan Capital entered into voting agreements and limited proxies (the “Voting Agreements”) with certain members of the Company’s management (Alton Boynton, Larry Richards, Marnix Bosch, and Eric Holmes). The Voting Agreements provide that the parties thereto shall vote all of their shares of Common Stock in favor of the transactions contemplated by the Restated Recapitalization Agreement at a meeting of the Company’s stockholders to be duly held for the purpose of considering such transactions. The Voting Agreements currently cover an aggregate of 597,418 shares of Common Stock and would cover any additional shares of Common Stock acquired by the parties to the Voting Agreements.

Board Composition

     Pursuant to the terms of the Restated Recapitalization Agreement, as amended, Toucan Capital has requested that the Company’s Board of Directors remain in place until the earlier of (i) the Company’s stockholders approving the transactions contemplated by the Restated Recapitalization Agreement, including the Equity Financing or (ii) the expiration of the Bridge Funding Period.

     Toucan Capital may elect to convert some or all of the Bridge Notes into, and/or exercise some or all of its warrants for, Common Stock of the Company prior to the time of the Equity Funding, which would likely result in Toucan Capital holding a significant percentage of the Company’s issued and outstanding capital stock. If Toucan Capital were to acquire Common Stock upon such conversion or exercise, it is likely that it would then take steps to appoint a new board of directors.

Future Funding

     Future funding under the Restated Recapitalization Agreement, as amended, including the November Bridge Funding, and any additional Bridge Funding or Equity Funding, is subject to a number of conditions, which may be waived at the sole discretion of Toucan Capital and the other investors, if applicable, including but not limited to the execution of voting agreements by certain other stockholders of the Company relating to the transactions contemplated by the Restated Recapitalization Agreement, as amended.

Item 5. Interest in Securities of the Issuer.

     As of October 22, 2004, the aggregate principal amount of, and accrued interest on, the Bridge Notes held by Toucan Capital is $3,695,589 and the conversion price of the Bridge Notes is $0.04 per share. Accordingly, each of the Filing Persons may be deemed to beneficially own 92,389,726 shares of Common Stock issuable upon conversion of the Bridge Notes.

     As of October 22, 2004, the Bridge Warrants are exercisable for an aggregate of 91,000,000 shares of Common Stock, which each of the Filing Persons may be deemed to beneficially own.

     In addition, Toucan Capital holds a limited proxy to vote 597,418 shares of Common Stock held by members of the Company’s management and therefore the Filing Persons may also be deemed to beneficially own these shares, for total beneficial ownership of 183,987,144 shares of Common Stock. Such shares, based on the capitalization of the Company as of October 22, 2004, based on representations made by the Company to Toucan Capital, constitute 90.6% of the Common Stock (calculated in accordance with SEC regulations).

     Other than the transactions described above, no transactions in the Common Stock of the Company have been effected by the Filing Persons during the past 60 days.

     To the knowledge of the Filing Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Schedule.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Other than the Restated Recapitalization Agreement, as amended, the Restated Term Sheet, Bridge Notes, Bridge Warrants, Voting Agreements and Preferred Stock Warrants described in Item 4 above, to the knowledge of the Filing Persons, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Items to be Filed as Exhibits.

Exhibit 1: Amended and Restated Recapitalization Agreement, dated July 30, 2004, by and between the Company and Toucan Capital (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on August 6, 2004).*

Exhibit 2: Amendment No. 1 to Amended and Restated Recapitalization Agreement, dated October 22, 2004, by and between the Company and Toucan Capital (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on October 28, 2004).

Exhibit 3: Amended and Restated Binding Convertible Preferred Stock Term Sheet, dated April 26, 2004, by and between the Company and Toucan Capital (included as Exhibit B to Exhibit 2 hereto and incorporated by reference herein).

Exhibit 4: Loan Agreement, Security Agreement and 10% Convertible, Secured Promissory Note in the principal amount of $500,000, dated October 22, 2004, by and between the Company and Toucan Capital (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the SEC on October 28, 2004).

Exhibit 5: Loan Agreement, Security Agreement and 10% Convertible, Secured Promissory Note in the principal amount of $2,000,000, dated July 30, 2004, by and between the Company and Toucan Capital (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the SEC on August 6, 2004).

Exhibit 6: Amended and Restated Loan Agreement, Security Agreement and 10% Convertible, Secured Promissory Note in the principal amount of $500,000, dated July 30, 2004 (originally issued April 26, 2004), by and between the Company and Toucan Capital (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed with the SEC on August 6, 2004).

Exhibit 7: Amended and Restated Loan Agreement, Security Agreement and 10% Convertible, Secured Promissory Note in the principal amount of $500,000, dated July 30, 2004 (originally issued June 11, 2004), by and between the Company and Toucan Capital (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K filed with the SEC on August 6, 2004).

Exhibit 8: Amended and Restated Loan Agreement, Security Agreement and 10% Convertible, Secured Promissory Note in the principal amount of $50,000, dated July 30, 2004 (originally issued April 26, 2004), by and between the Company and Toucan Capital (incorporated by reference to Exhibit 10.5 to the Company’s Current Report on Form 8-K filed with the SEC on August 6, 2004).

Exhibit 9: Amended and Restated Loan Agreement, Security Agreement and 10% Convertible, Secured Promissory Note in the principal amount of $50,000, dated July 30, 2004 (originally issued April 26, 2004), by and between the Company and Toucan Capital (incorporated by reference to Exhibit 10.6 to the Company’s Current Report on Form 8-K filed with the SEC on August 6, 2004).

Exhibit 10: Northwest Biotherapeutics, Inc. Warrant, dated October 22, 2004, issued to Toucan Capital (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed with the SEC on October 28, 2004).

Exhibit 11: Northwest Biotherapeutics, Inc. Warrant, dated July 30, 2004, issued to Toucan Capital (incorporated by reference to Exhibit 10.7 to the Company’s Current Report on Form 8-K filed with the SEC on August 6, 2004).

Exhibit 12: Northwest Biotherapeutics, Inc. Warrant, dated June 11, 2004, issued to Toucan Capital on July 30, 2004 (incorporated by reference to Exhibit 10.8 to the Company’s Current Report on Form 8-K filed with the SEC on August 6, 2004).

Exhibit 13: Northwest Biotherapeutics, Inc. Warrant, dated April 26, 2004, issued to Toucan Capital on July 30, 2004 (incorporated by reference to Exhibit 10.9 to the Company’s Current Report on Form 8-K filed with the SEC on August 6, 2004).

Exhibit 14: Form of Voting Agreement (previously filed as Exhibit 9 to Amendment No. 2 to Schedule 13D filed with the SEC on June 25, 2004 and incorporated by reference herein).

Exhibit 15: Joint filing statement (previously filed as Exhibit 7 to the Initial Schedule 13D filed with the SEC on May 6, 2004 and incorporated by reference herein).

*	Portions of this exhibit are incorporated by reference to Exhibits 10.3, 10.4, 10.5, 10.6, 10.7, 10.9, 10.10, 10.12 and 10.13 to the Company’s Annual Report on Form 10-K filed with the SEC on May 14, 2004 and the Company’s Current Report on Form 8-K filed with the SEC on June 22, 2004, as noted therein.

Signature

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information set forth in this statement is true, complete and correct.

Dated October 29, 2004
TOUCAN CAPITAL FUND II, L.P.
	By:	/s/ Linda Powers

	Name:	Linda Powers

	Title:	Managing Director

TOUCAN GENERAL II, LLC

	By:	/s/ Linda Powers

	Name:	Linda Powers

	Title:	Managing Member

TOUCAN MANAGEMENT, LLC

	By:	/s/ Linda Powers

	Name:	Linda Powers

	Title:	Managing Member

/s/ Linda Powers

LINDA POWERS

/s/ Robert Hemphill, Jr.

ROBERT HEMPHILL, JR.

/s/ Bruce Robertson, Ph.D.

BRUCE ROBERTSON, PH.D.